SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                            11 January 2006

                          SkyePharma PLC (SkyePharma)

                            Strategic Review Update

LONDON, UK, 11 January 2006 -- SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) announces an update on the progress of its Strategic Review.

On 17 November 2005 the Board of SkyePharma announced that following an unsolicited approach from a third party the Board had decided to review all of its strategic options, including, inter alia, offers for the Company as a whole.

On 8 December SkyePharma also announced that the Company had received a number of expressions of interest, both with respect to individual assets owned by the
Company as well as potential cash offers for the Company as a whole. In the light of such interest, the Board decided to allow a number of parties access to a data room to commence due diligence on the Company.

The Board of SkyePharma continues to seek potential offers for the Company as a whole, but it is not clear at this stage that an offer for the Company, whether in cash or otherwise, which is capable of recommendation, will be forthcoming.
In addition, a number of parties remain interested in potentially acquiring individual assets owned by the Company.

For further information please contact:

SkyePharma PLC                                                 +44 207 491 1777
Michael Ashton, Chief Executive Officer                        +44 207 491 5124
Peter Laing, Director of Corporate Communications

Sandra Haughton, US Investor Relations                          +1 212 753 5780

Buchanan Communications                                        +44 207 466 5000
Tim Anderson / Mark Court/ Rebecca Skye Dietrich               +44 7710 328 560

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   January 11, 2006